Exhibit 99.2

Capital Resource Funding Signs Purchasing Contract with Japanese Company Projected to Generate $12.6 Million in Revenues Over 12-Months

LIAONING PROVINCE, China, June 11 — Capital Resource Funding Corp. , soon to be known as China Sun Group High-Tech Co., the second largest cobalt series production capacity in China,* announced today that it has signed a contract with the Japanese company Honjo Chemical Co. to supply them with a fixed amount of 20 tons of cobaltosic oxide every month, for 12-months, beginning July 2007.

The price of the cobaltosic oxide to be purchased will be based on the London Metal Bulletin (MB) (http://www.lme.co.uk). Capital Resource projects the order will deliver monthly sales of approximately $1,050,000 per month, resulting in total revenues of approximately $12.6 million in 12-months. Revenues are calculated based on London MB’s price as of the quarter ended March 31, 2007, the exchange rate of one US dollar to RMB, and the proportion of cobalt in the Company’s product. All three of these factors may fluctuate during the course of the contract, which could have a material effect on the Company’s total sales projection.

“We are very pleased to welcome Honjo Chemical Co. as a customer. This contract demonstrates our ability to attract key manufacturing agreements where current demand for cobaltosic oxide exceeds its supply. Honjo will join our growing list of customers, including Shanshan Technology Group, Hunan Ruixiang Technology Development Co., Ltd. and Citic Guoan Group,” said Wang Bin, Chairman and CEO of Capital Resource Funding.

*Source: The China Battery Industry Association

About Capital Resource Funding, Inc.

Capital Resource Funding, Inc., pending a corporate name change to China Sun Group High-Tech Co., produces anode materials used in lithium ion batteries. Through its wholly owned operating subsidiary, Da Lian Xin Yang High-Tech Development Co. Ltd (“DLX”), the Company primarily produces cobaltosic oxide and lithium cobalt oxide. DLX has the second largest cobalt series production capacity in China, according to the China Battery Industry Association. Leveraging on its technological leadership in China, high-quality product line and scalable production capacity, DLX plans to create a fully integrated supply chain from the primary manufacturing of cobalt ore to finished products, including lithium ion batteries. For more information, visit http://www.china-sun.cn/English/Aboutus.asp.

Safe Harbor Statement

Statements in this press release which are not historical data are forward-looking statements involve known and unknown risks, uncertainties or other factors not under the company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the company’s periodic filings with the Securities and Exchange Commission.

CONTACT

At the Company:
Thomas Yang, Assistant to the President
Tel: 917-432-9350 (U.S.) or
86 411 8289-7752 (China)
Fax: 86 411 8289-2739
mailto:yang_xianfu@yahoo.com.cn
or
Investor Relations:
Peter Clark
OTC Financial Network
Tel: +1 (781) 444-6100 ext.629
peter@otcfn.com
www.otcfn.com/crfu